Exhibit 12

Radian Group Inc.
Ratio of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends

	Nine Months Ended	Fiscal Years Ended December 31,
	September 30, 2012	2011	2010	2009	2008	2007
Net (loss) earnings	$(274,166)	$302,150	$(1,805,867)	$(147,879)	$(410,579)	$(1,290,299)
Federal and state income tax (benefit) provision	(13,180)	66,362	226,189	(94,401)	(263,550)	(778,616)
(Loss) earnings before income taxes	(287,346)	368,512	(1,579,678)	(242,280)	(674,129)	(2,068,915)
Equity in net loss (income) of affiliates	13	(65)	(14,668)	(33,226)	(59,797)	416,541
Distributed income from equity investees	92	—	29,498	11,040	35,460	51,512
Net (loss) earnings	(287,241)	368,447	(1,564,848)	(264,466)	(698,466)	(1,600,862)
Fixed charges:
Interest	39,249	61,394	41,777	46,010	53,514	53,068
One-Third of all rentals	1,483	1,678	1,621	2,496	2,529	2,746
Fixed charges	40,732	63,072	43,398	48,506	56,043	55,814
Preferred dividends	—	—	—	—	—	—
Fixed charges and preferred dividends	40,732	63,072	43,398	48,506	56,043	55,814
Net (loss) earnings and fixed charges	$(246,509)	$431,519	$(1,521,450)	$(215,960)	$(642,423)	$(1,545,048)
Net (loss) earnings, fixed charges and preferred dividends	$(246,509)	$431,519	$(1,521,450)	$(215,960)	$(642,423)	$(1,545,048)
Ratio of net (loss) earnings and fixed charges to fixed charges	(1)	6.8x	(1)	(1)	(1)	(1)
Ratio of net (loss) earnings, fixed charges and preferred stock dividends to fixed charges and preferred stock dividends (2)	(1)	6.8x	(1)	(1)	(1)	(1)

(1)
For the nine months ended September 30, 2012, and in 2010, 2009, 2008 and 2007, earnings were not adequate to cover fixed charges in the amount of $(246,509), $(1,521,450), $(215,960), $(642,423), and $(1,545,048), respectively.

(2)	Interest on tax accruals that are non-third party indebtedness are excluded from the calculation.